

November 17, 2014

Via E-mail
Mr. Eric M. Emans
Chief Financial Officer
Blucora, Inc.
10900 NE 8th Street
Suite 800
Bellevue, Washington 98004

      Re: **Blucora, Inc**.
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed February 27, 2014
                File No. 000-25131

Dear Mr. Emans:

We have reviewed your letter dated October 9, 2014 in connection with the above-referenced filing and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Audited Financial Statements

Note 2. Summary of Significant Accounting Policies

Search Services Revenue Recognition, page 71

1.   We note your response to our prior comment 3, however your response did not address your future expectation as it relates to the percentage of Google search and content revenues from Q2 levels. We note that while the Q3 percentage remained consistent based on disclosure on page 18 of the filing, the filing does not address your Q4 or Fiscal

2015 expectation. Supplementally tell us your expectation, and if materially different from Q2/Q3 levels, revise future filings to include such information to enhance your discussion of this risk factor on page 46 of the filing. In addition, if a material difference is expected relating to Google search and content revenues from Q2/Q3 levels, please tell us what consideration you gave to disclosing trends or uncertainties related to this change within MD&A.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Assistant Chief Accountant